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SEC FILE NUMBER
8-13173

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AQUILA DISTRIBUTORS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 W 45TH STREET, SUITE 3600
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RANDALL S. FILLMORE	212-697-6666	rfillmore@aquilafunds.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA LLP
(Name – if individual, state last, first, and middle name)

60 CROSSWAYS PARK DRIVE, STE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

10/08/2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RANDALL S. FILLMORE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AQUILA DISTRIBUTORS LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CHIEF COMPLIANCE OFFICER

PAMELA C. ROSE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RO6089026
Qualified in New York County
Commission Expires March 17, 2027

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

mazars

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Member of Aquila Distributors LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Aquila Distributors LLC, (the "Company"), as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2016.

Woodbury, NY
February 21, 2024

Aquila Distributors LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	802,945
Due from affiliates		13,145
Marketable securities, at fair value		52,326
Commissions receivable		720
Dividends receivable		198
Prepaid expenses and other assets		49,570
Total assets	$	918,904
Liabilities and Member's Equity		
Liabilities		
Payable to brokers	$	217,431
Due to an affiliate		176,762
Accounts payable and accrued expenses		2,378
Total liabilities		396,571
Total member's equity		522,333
Total liabilities and member's equity	$	918,904

The accompanying notes are an integral part of this financial statement.

1. Organization

Aquila Distributors LLC ("ADL" or the "Company"), a Delaware Limited Liability Company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. ADL serves as the principal underwriter to the Aquila Group of Funds (the "Funds," each a "Fund") and acts as the exclusive distributor of shares in the Funds for Aquila Investment Management LLC ("AIM"), an entity under common ownership. AIM serves as the administrator for all of the Funds, and investment adviser for all but one of the Funds. ADL and AIM are wholly owned by Aquila Management Corporation ("AMC" or "Parent Company"), the sponsor and creator of the Funds.

As further described in the related party transactions Note 4, the Company is a member of a group of affiliated companies and has relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among unrelated parties.

Revenue from Sale of Investment Company Shares
As exclusive distributor of the Funds, the Company receives income from the sales of affiliated mutual fund shares including underwriter fees and dealer commissions from mutual fund trades processed by the Company. Underwriter fees are earned on all sales of loaded A shares. Dealer commissions are earned on sales of loaded A shares and sales of C shares when the Company is listed as dealer of record or there is no current dealer of record. Underwriter fees and dealer commissions are based upon a percentage of sales prices of the shares sold, which percentage varies with the dollar amount of the purchase and shares already owned. Commission income is recognized on trade date, which is the date of the sale of the mutual fund shares.

In addition, the Company earns distribution fees in the form of C share service fees. The C share service fee is earned on outstanding C shares aged greater than 12 months and less than 72 months at which time C shares automatically convert to A shares. Distribution fees also includes 12b-1 fees on A, C and I shares outstanding primarily when the Company is listed as dealer of record, the full amount is not re-allowed to the dealer of record, or there is no current dealer of record. Distribution fees are earned and recognized on a monthly basis based on shares outstanding of the affiliated funds during the month.

Contingent deferred sales charges ("CDSC") fees are earned when redemption occurs during the CDSC period. CDSC fees are recognized when shares over $250,000 are purchased at NAV ("Net Asset Value") with dealer allowance and redeemed prior to the 18 or 24 month CDSC period and C share redemptions within the first year.

Market impact to the NAV of C shares creates gain/loss as the paydown occurs on C Share receivable balances. The paydown occurs monthly during the first year, and respective gain/loss are recognized at the time of each paydown.

For the year ended December 31, 2023, all revenue from the sale of investment company shares earned by the Company was from the sales of shares of affiliated funds.

1. Organization – (Continued)

Clearance of Mutual Fund Shares

The Company is a member of Fund/Serv, a facility offered to registered broker-dealers for the clearance of purchases and redemptions of mutual fund shares by member financial institutions. Pursuant to arrangements with the affiliated mutual funds and their bank, the Company does not hold cash or securities from Fund/Serv nor does it owe money or securities to the affiliated mutual funds for the liabilities associated with such funds or securities. All fund shareholder records are maintained by BNY Mellon Investment Servicing (US) Inc., (including omnibus accounts for several brokers), as transfer and shareholder servicing agent for the affiliated mutual funds.

2. Summary of Significant Accounting Policies

Cash Equivalents

The Company considers all money market accounts and all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Losses on Financial Instruments

The Company recognizes and measures credit losses in accordance with FASB ASC 326, Financial Instruments – Credit Losses ("ASC 326") the FASB issued Accounting Standard Update ("ASU") No. 2016-13, "Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments." This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses ("CECL") model. Under CECL, the allowance for credit losses on financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, are recognized in earnings.

Income Taxes

ADL is a Limited Liability Company and is disregarded for Federal income tax purposes. All income and expenses are included on the Parent Company's income tax return. The Parent Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and for New York State tax purposes. Accordingly, the Parent Company is not subject to Federal income tax and pays New York State tax at a minimum rate. Stockholders of the Parent Company are responsible for their respective shares of Federal and New York State income taxes. However, the Parent Company is subject to New York City corporate taxes.

The Company has adopted ASU 2019-12 ("Topic 740") which simplifies the accounting for income taxes. The ASU amended the guidance to specify that legal entities that are not subject to tax such as certain partnerships and disregarded Single Member LLCs are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes.

2. Summary of Significant Accounting Policies – (Continued)

Accordingly, no provisions for U.S. Federal, state and local income taxes have been made in the financial statements.

Revenue from Contracts with Customers

The Company accounts for revenue earned from contracts with customers for various services relating to the sales of affiliated mutual fund shares in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606").

3. Revenue from Sale of Investment Company Shares

The following table reflects the changes in the Company's contract assets, which the Company classifies as "Commissions receivable" or "Due from affiliates", and the Company's contract liabilities, which the Company classifies as "Payable to brokers" for the year ended December 31, 2023:

	12/31/23	12/31/22
Commissions receivable	$ 720	$ 10,746
Due from affiliates	$ 13,145	$ 21,472
Payable to brokers	$217,431	$241,572

Commissions receivable represent underwriting and dealer commissions in the amount of $720 for trades occurring at the end of December 2023 which were collected in the subsequent month. Due from affiliates in the amount of $13,145 represent receivables for December 12b-1 distribution fees which were collected in the subsequent month and receivable for C Shares which will be collected over the next twelve months. Payable to brokers in the amount of $217,431 represent 12b-1 distribution and CDSC fees as of December 31, 2023.

Commissions – The Company generally recognizes commission revenue at a point in time when the trade occurs. Consideration for underwriter fees and dealer commissions are based upon a percentage of sales prices of the shares sold, which percentage varies with the dollar amount of the purchase and shares already owned. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution / 12b-1 fees – The Company generally recognizes distribution/12b-1 revenue over time based on the net asset value of shares outstanding of the affiliated funds during the month. Fees charged are to compensate the Company for the different ways shares are distributed or marketed to investors. Distribution fees recognized in the current period are related to performance obligations that have been satisfied in the current period. Ongoing distribution fees are generally variable amounts as a percentage of net asset value and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. The uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the Fund, both of which are highly susceptible to constraint until the market value of the Fund and the investor activities are known, which are usually monthly or quarterly. The Company believes that the performance obligation is satisfied over time after the daily ending net asset value is determined.

3. Revenue from Sale of Investment Company Shares – (Continued)

CDSC fees – The Company generally recognizes CDSC fees when A shares purchased at NAV with dealer allowance are redeemed prior to the 18 or 24 month CDSC period and when C share redemptions occur within the first year. The Company believes that its performance obligation is satisfied at a point in time when the investors exit from the Fund (trade date). The Company believes that the performance obligation is satisfied at that point in time because that is when the investor exits from the fund and the CDSC fee is calculated and collected.

Market impact to the NAV of C shares creates gain/loss as the paydown occurs on C Share receivable balances. The paydown occurs monthly during the first year, and respective gain/loss are recognized at the time of each paydown.

4. Related Party Transactions

Related party transactions are between (a) AMC, and its other wholly owned subsidiary, AIM, (b) the Funds, and (c) a consultant who also serves as a manager of the Company (collectively, the "Affiliated Parties").

Expense Sharing Agreement
ADL and AIM entered into an Expense Sharing Agreement ("Agreement"), covering: (1) Payroll and Fringe Benefits, (2) Rent, Utilities and Use of Office Equipment, (3) Communications Expense, (4) Customer Relationship Management System, and (5) Corporate American Express Credit Card Charges. In addition, the agreement calls for AIM to compensate the Company for certain services, specifically for shareholder services, marketing, professional, and support services provided for AIM's benefit. The Agreement establishes systematic and rationale allocation methodologies for each shared expense category consistent with U.S. generally accepted accounting principles. The Agreement will automatically renew on a year-to-year basis unless and until terminated by either party on thirty days' notice. The Company owes AIM $176,762 related to this expense sharing agreement which is reported as due to affiliate in the accompanying statement of financial condition at December 31, 2023.

The Company owes AIM $176,762 related to this expense sharing agreement which is reported as due to affiliate in the accompanying statement of financial condition at December 31, 2023.

Shareholder Services, Marketing, Professional and Support Services
ADL and AIM have also determined that it is appropriate for AIM to compensate ADL for certain shareholder services, marketing, professional and support services performed by ADL relating to the operations, and necessary for the functioning that benefit AIM and the Funds, through ADL's role as distributor of the Funds. AIM continues to provide support to ADL through support fees.

Purchased C Share Receivables
ADL and AIM are parties to a Purchase and Sale Agreement, whereby, the Company from time to time may sell purchased receivables related to each fund to AIM. For the year ended December 31, 2023, AIM did not purchase any receivables. AIM will continue to provide support to ADL through purchased receivables when needed.

4. Related Party Transactions - (Continued)

These actions (Support Service Fee and C Share Receivable purchase transactions) serve to infuse additional Capital into ADL with a goal to maintain a satisfactory level of Capital. ADL management continues to carefully monitor its level of Net Capital and AIM is prepared to purchase additional C Share Receivables, or take such other actions (to maintain adequate levels of Net Capital) as may be necessary in the circumstances.

Consulting Services
For the year ended December 31, 2023, the Company made payments to an affiliated party for consulting services.

Due from Affiliates
At December 31, 2023, due from affiliates amounts to $13,145 and represents 12b-1 distribution and service fees due from the Funds.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission Act, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $25,000 or 1/15 of aggregate indebtedness.

At December 31, 2023, the Company had net capital, as defined, of $451,769, which exceeded the required minimum net capital of $26,438 by $425,331. Aggregate indebtedness at December 31, 2023 totaled $396,571. The ratio of aggregate indebtedness to net capital was 0.88 to 1.

Additionally, National Securities Clearing Corporation requires a broker-dealer to have $50,000 in excess net capital over the minimum net capital requirement imposed by the Securities and Exchange Commission. The Company exceeded this requirement by $375,331.

6. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The uncertain financial market could adversely affect the Company's business.

The Company had cash in excess of FDIC insured limits in the amount of $502,416 at December 31, 2023 and was exposed to the credit risk resulting from this concentration of cash.

7. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between

7. Fair Value Measurements - Continued

market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3: Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own estimates about the assumptions a market participant would use in valuing the asset or liability, based on the best information available.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2023.

Description	Total	Level 1	Level 2	Level 3
Equity securities	$52,326	$52,326	$ -	$ -

8. Commitments and Contingencies

The Company had no commitments and contingencies as of the date of this report.

9. Subsequent Events

No other events or transactions subsequent to December 31, 2023 through the date that this financial statement was issued would require recognition or disclosure in this financial statement.